ELECTRONIC TRANSACTION CLEARING, INC.

**STATEMENT OF FINANCIAL CONDITION
TOGETHER WITH AUDITORS' REPORT
DECEMBER 31, 2018**

Filed pursuant to Rule 17A-5(e)(3) under the Securities
Exchange Act of 1934 as a public document.

****

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SEC FILE NUMBER
8-67790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Transaction Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 South Figueroa Street, Suite 1450
(No. and Street)

Los Angeles	**CA**	**90017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Lupo Jr. **(646) 647-1951**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state, last, first, middle name*)

529 Fifth Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Vincent Lupo Jr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of **Electronic Transaction Clearing, Inc.**, as of **December 31, 2018,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



____

____

[signature]
Signature

CEO
Title

State of ~~California~~ New York
County of New York

Subscribed and sworn to before me
this 1st day of March 2019

Francine Graham [signature]
Notary Public



FRANCINE CHEVAUNN GRAHAM
Notary Public - State of New York
NO. 01GR6342620
Qualified in New York County
My Commission Expires May 23, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of changes in financial condition.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Computation of net capital.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and Audited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Electronic Transaction Clearing, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Electronic Transaction Clearing, Inc.'s management. Our responsibility is to express an opinion on Electronic Transaction Clearing, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Electronic Transaction Clearing, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Electronic Transaction Clearing, Inc.'s auditor since 2018.
New York, New York
March 1, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM


Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2018


Assets

Cash	$	5,119,993
Cash segregated under federal and other regulations		68,470,815
Securities borrowed		87,022,900
Receivable from brokers, dealers and clearing organizations		24,397,603
Receivable from customers		18,610,947
Securities borrowed rebate receivables		702,007
Fixed assets		53,734
Other assets		781,907
Total assets	$	205,159,906

Liabilities and Stockholder's Equity

Liabilities

Short-term borrowings	$	1,500,000
Payable to customers		85,637,704
Securities loaned		67,665,000
Payable to brokers, dealers and clearing organizations		12,530,145
Securities loaned rebate payables		376,304
Accounts payable and accrued liabilities		9,016,449
Total liabilities		176,725,602
Liabilities subordinated to the claims of general creditors		3,000,000
Commitments and Contingencies - Note 19		–

Stockholder's equity

Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding		–
Common stock, $0.001 par value, 10,000,000 shares authorized, 4,917,735 shares issued and outstanding		4,918
Additional paid-in-capital		46,044,299
Accumulated deficit		(20,614,913)
Total stockholder's equity		25,434,304
Total Liabilities and Stockholder's Equity	$	205,159,906


See Accompanying Notes to Statement of Financial Condition


1.   **Organization and Nature of Business**

Electronic Transaction Clearing, Inc. (the "Company" or "ETC") was incorporated on November 9, 2007 in the state of Delaware. The Company is a wholly owned subsidiary of ETC Global Holdings, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as well as various exchanges and other self-regulatory organizations. The Company is also a member of the National Securities Clearing Corporation ("NSCC") and a participant in the Depository Trust Company ("DTC"). The Company maintains omnibus relationships with Lek Securities Corporation ("Lek") for options clearance and Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") for equities clearance services (See footnote 5).

The Company provides clearing services to customers and correspondent broker-dealers.

The Company entered into a service bureau and collaboration agreement with Coinbase, Inc. on March 1, 2018, to provide a custody solution for certain digital currencies. These digital currencies held for custody purposes are not deemed securities as defined by the Securities Act of 1934. On June 29, 2018, ETC began its onboarding process for clients in these digital currencies (See footnote 22).

2.   **Significant Accounting Policies**

Basis of Presentation and Use of Estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2018. Actual results could differ materially from such estimates included in this financial statement.

Cash
The Company has all cash on deposit with major money center banks. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Cash Segregated Under Federal and Other Regulations
The Company is required by its primary regulators, the SEC and FINRA, to segregate cash to satisfy rules regarding the protection of client assets.

Short-Term Borrowings
The Company obtained short-term financing by borrowing from a major money center bank using a bank agreement on an overnight basis. This borrowing can be performed on an unsecured and secured basis. The principal associated with these borrowings are recorded as Short-term borrowings in the Statement of financial condition. The Company borrowed under a

loan agreement from its Parent on an overnight unsecured basis, and this amount is reported in Accounts payable and accrued liabilities.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Securities borrowed rebate receivables or Securities loaned rebate payables on such transactions are accrued and included in the Statement of financial condition.

Securities Received from Customers

Customers securities are not reflected in the Statement of financial condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from clearing organizations include amounts receivable from clearing organizations relating to open transactions, non-customer receivables, amounts related to unsettled securities activities and clearing deposits. Payables to clearing organizations include amounts payable to clearing organizations relating to open transactions, non-customer payables, and amounts related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists.

Securities Failed to Deliver and Securities Failed to Receive

Securities failed to deliver and securities failed to receive represent sales and purchases of securities by the Company, either for its account or for accounts of its customers or other brokers and dealers, which were not delivered or received on settlement date. Such transactions are initially measured at the contracted value. These amounts are reported in the Statement of financial condition as Receivable from, and Payable to brokers, dealers, and clearing organizations.

Receivables from and Payables to Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to margin transactions and cash deposits, which are reported net by customer. The Company does not include in the Statement of financial condition the securities owned by customers or the securities sold short by customers.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost, net of accumulated depreciation of $53,734. Depreciation is computed under the straight-line method using estimated useful lives of three to seven years.

Receivable from and Payable to Broker Dealer Omnibus Accounts and Receivable from and Payable to Customers Omnibus Accounts

Amounts receivable from customer and broker-dealer omnibus accounts represent amounts on deposit with custodians with whom the Company has an omnibus relationship. Amounts payable to customer and broker-dealer omnibus accounts include amounts due on cash and transactions with which the Company has a clearing agreement and omnibus custody agreement. These amounts are reported in the Statement of financial condition as Receivable from and payable to brokers, dealers, and clearing organizations.

Income Taxes

The Company files a consolidated federal income tax return and combined state income tax returns with the Parent and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Only those income tax benefits that management believes are more likely than not to be sustained are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

Recent Accounting Developments

On January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening stockholder's equity.

In February 2016, the FASB issued ASU 2016-02, "Leases" and in July 2018 issued ASU 2018-10, Codification Improvements to Leases (Topic 842) which replaces the existing guidance in ASC 840, "Leases". The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. The guidance will be effective for annual reporting

periods beginning after December 15, 2018. The Company evaluated the impact of ASU Topic 842-2016-02 and there was no effect on its Statement of financial condition or net capital at December 31, 2018.

3.   **Fair Value Measurement – Definition and Hierarchy**

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis on December 31, 2018.

Assets Measured at Fair Value on a Recurring Basis
December 31, 2018

ASSETS	Level 1	Level 2	Level 3	Netting & Collateral	Total
Receivable from brokers, dealers and clearing organizations	$ 893,690	$ 2,101,455	$ –	$ –	$ 2,995,145

Liabilities Measured at Fair Value on a Recurring Basis
December 31, 2018

LIABILITIES	Level 1	Level 2	Level 3	Netting & Collateral	Total
Payable to brokers, dealers and clearing organizations	$ 535,904	$ —	$ —	$ —	$ 535,904

There were no transfers between level 1 and level 2 during the year.

The carrying values of certain financial assets and liabilities that are not carried at fair value on the Statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

Assets Not Measured at Fair Value on a Recurring Basis
December 31, 2018

ASSETS	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Receivable from brokers, dealers and clearing organizations	$ 21,402,458	$ 21,402,458	$ —	$ —	$ 21,402,458
Securities borrowed rebate receivables	702,007	702,007	—	—	702,007
	$ 22,104,465	$ 22,104,465	$ —	$ —	$ 22,104,465

Liabilities Not Measured at Fair Value on a Recurring Basis
December 31, 2018

LIABILITIES	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Payable to brokers, dealers and clearing organizations	$ 11,994,241	$ 11,994,241	$ —	$ —	$ 11,994,241
Securities loaned rebate payables	376,304	376,304	—	—	376,304
	$ 12,370,545	$ 12,370,545	$ —	$ —	$ 12,370,545

4.   **Cash Segregated Under Federal and Other Regulations**

At December 31, 2018, cash in the amount of $68,470,815 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC and agreements for proprietary accounts of broker-dealers ("PAB").

5.   **Deposits with Clearing and Depository Organizations**

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of cash and/or shares of DTC. At December 31, 2018, the Company had a $7,500 cash deposit and owned 137.66 shares of $100 par value DTC Preferred Series A Stock to meet this requirement. The Company also maintained a $2,000,000 deposit in the DTC participant fund at December 31, 2018. These total deposits at DTC are reported as part of Receivable from brokers, dealers and clearing organizations in the Statement of financial condition.

Under the DTC shareholders' agreement, the Company is required to participate in the DTC common stock mandatory purchase. Pursuant to stockholder's agreement, on May 1, 2018, DTC reduced the Company's common stock holdings by 33.90895 shares and paid the Company $826,274 as a result of this transaction.

At December 31, 2018, the Company owned 85.67531 shares of DTC common stock valued at $2,087,689 which is reported as part of Receivable from brokers, dealers and clearing organizations in the Statement of financial condition.

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total clearing fund requirements vary from time to time based on the Company's activities with NSCC. At December 31, 2018, the Company had $12,182,000 on deposit in the NSCC clearing fund. The total NSCC clearing fund requirement at December 31, 2018 was $11,472,101 which includes an adequate assurance requirement of $6,000,000. Due to restrictions on NSCC clearing fund deposits, these amounts are not available for immediate operating net capital needs.

Under the Company's clearing agreement with Lek, the Company maintained the minimum required deposit of $100,000 at December 31, 2018.

The Company maintained the minimum required deposit of $50,000 at December 31, 2018, pursuant to an amendment to the ICBC clearing agreement executed in April 2017. On June 4, 2018, the Company received a notice of termination for the aforementioned clearing agreement and such services terminated on October 31, 2018. ICBC currently provides custodial services for certain chilled securities, which are unable to be transferred to the Company's DTC account. ETC self-clears all equity activity independently of ICBC.

6.   **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to broker, dealers and clearing organizations at December 31, 2018, consist of the following:

	Asset	Liabilities
Receivable/Payable from/to clearing organizations	$ 20,447,916	$ 540,514
Receivable/Payable from/to brokers & dealers	3,573,477	11,933,473
Failed to deliver/Failed to receive	376,210	56,158
	$ 24,397,603	$ 12,530,145

7. Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due or held in cash and margin transactions. Receivables from customers are generally fully secured by securities held in customers' accounts. The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying Statement of financial condition.

8. Bank Loan

The Company is party to a broker loan and security agreement with BMO Harris Bank N.A. that provides a revolving uncommitted secured lending facility with a maximum borrowing amount of $50,000,000. Interest is charged on amounts borrowed overnight at a per annum rate of 3.90%, which is based on Fed Funds Rate plus 1.50%. Up to $25,000,000 of these loans are available on an intraday loan basis (Day Loan). Day Loans bear interest at a rate of 1.00% per annum. The facility includes an unsecured sub-limit of $3,000,000 that can be borrowed on an overnight basis to fund deposit requirements of the NSCC. There were $1,500,000 of loans outstanding under this facility at December 31, 2018 reported as Short term borrowings on the Statement of financial condition.

9. Transactions with Related Parties

The Company is a party to a management agreement under which the Company pays monthly fees to the Parent and an incentive fee equal to 10.2% of the Company's monthly modified net income.
The Company has a service agreement with an affiliate of the Parent, ETC Processing Technologies, LLC ("ETCPT") under which the Company pays a monthly fee for back office technology and support services, IT support and equipment maintenance services.

The Company provides clearing services to an entity that is affiliated with a member of the Board of Managers of ETC Global Group, LLC ("ETCGG"). The Parent is a wholly-owned subsidiary of ETCGG.

On December 12, 2011, the Company entered into a lending and security agreement of an uncommitted revolving line of credit with the Parent. Interest is charged at 10% per annum, payable on a monthly basis with a maximum borrowing facility amount of $10,000,000. Any utilization of this line of credit is subject to availability of funds and is approved by the Parent's Board of Directors. As of December 31, 2018, $2,802,611 was outstanding on this line of

credit, of which $2,611 was accrued interest which is included in Accounts payable and accrued liabilities.

10.   Collateralized Transactions

The Company enters into securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the overall Company. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities borrowed and to receive securities and cash posted as collateral (with rights of rehypothecation). The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, and as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

Under applicable accounting guidance, there were no balances netted under securities borrowed and securities loaned in the Statement of financial condition. All Securities borrowed and Securities loaned transactions were executed on an overnight or open basis, which allows for the collateral to be returned, as deemed necessary.

11.   Subordinated Borrowings

On August 30, 2013, the Company entered into a subordinated loan agreement with the Parent which expired on August 30, 2014. The agreement was amended to extend the maturity date and added an Automatic Rollover Provision for future maturity date extensions. The current maturity date is August 30, 2019.

Loans outstanding under the agreement bear interest at 16.5% per annum which is payable on a monthly basis. At December 31, 2018, the outstanding loan balance totaled $1,000,000.

On April 28, 2015, the Company entered into a subordinated loan agreement with the Parent which had a maturity date of April 28, 2016. The agreement was amended on November 20, 2015 to add an Automatic Rollover Provision for future maturity date extensions. The current maturity date is April 28, 2019. Loans outstanding under the agreement bear interest at 15% per annum, which is payable on a monthly basis.

At December 31, 2018, the outstanding loan balance totaled $2,000,000.

Total interest payable on the above subordinated loans aggregated $38,750 and is included in accounts payable and accrued liabilities.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying value of subordinated borrowings approximates fair value.

12. **Concentration of Credit Risk**

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities transactions are on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted in volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin guidelines, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors daily the required margin levels, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.
In connection with securities financing activities, the Company enters into securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

13. **Indemnification**

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

14.   Lease Obligations

The Company operates from leased office space in Los Angeles and New York. On November 2, 2015, the Company amended the Los Angeles lease to rent additional space with an annual increase in lease payments of 3.5% per year. The lease is scheduled to expire on December 31, 2023. The New York office space is sub-leased on a month-to-month basis.

The future minimum lease payments on non-cancelable operating leases are as follows:

Year Ending		Office		Equipment & Software		Total
December 31, 2019	$	545,411	$	839,313	$	1,384,724
December 31, 2020		577,910		364,938		942,848
December 31, 2021		628,355		79,281		707,636
December 31, 2022		647,164		-		647,164
December 31, 2023		328,364		-		328,364
	$	2,727,204	$	1,283,532	$	4,010,736

The Company evaluated the effect of ASU Topic 842, and determined there is no material effect on stockholder's equity and related disclosures or on net capital when the ASU is read in conjunction with the SEC's no action letter on this topic.

15.   Stockholder's Equity

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, all at a par value of $0.001 per share. As of December 31, 2018, the Parent was the owner of 100% (4,917,735 shares) of the issued common stock of the Company. In 2018, the Company received additional capital contributions from the Parent that totaled $3,449,086.

16.   Income Taxes

The Company's taxable income or loss is included in the consolidated tax return filed by the Parent. In the consolidated tax return, the Company's taxable loss is added to the Parent's taxable loss in arriving at the consolidated taxable loss. If current year consolidation results in taxable income, then such income is further offset by the consolidated carry-forward losses. During 2018, the Company had taxable loss of approximately $3.5 million for Federal and State purposes and no current tax was due at the consolidated level.

The Company has recorded a deferred tax asset, for the expected future benefit of net operating losses carried forward of approximately $20.3 million and $20.5 million, for Federal and State purposes, respectively, at December 31, 2018. The net operating losses generated thru December 31, 2017 will expire between the years 2029 and 2037. The net operating loss

relating to 2018 activities has an indefinite life. At December 31, 2018, the Company had recorded a deferred tax asset of approximately $5.7 million and also recorded a valuation allowance of approximately $5.7 million based on the belief that the deferred tax asset may not be fully realized due to lack of net taxable income at the Parent level. The deferred tax asset and corresponding valuation allowance increased by approximately $0.9 million for the year ended December 31, 2018.

On December 22, 2017 the US government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA reduces the US statutory corporate income tax rate from 35% to 21% effective January 1, 2018 and changes rules related to uses and limitations of net operating loss carryforwards for periods beginning after December 31, 2017.

As a result of the corporate tax rate reduction to 21% effective January 1, 2018, the Company had to reduce its deferred tax asset to reflect the lower tax benefit that will be received when the net operating losses are utilized in the future.

As of December 31, 2018, all tax years after 2014 remain open for tax authority examinations. The Company's Parent has not received any notices of examination from any tax authorities for any of the open tax years. The carry-forward losses are subject to annual limitations.

17.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net capital of $23,009,864 which was $21,778,529 in excess of its required minimum net capital of $1,231,335.

18.   Cash Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in special reserve account for the exclusive benefit of customers.

As of January 2, 2019, the Company made a computation related to Customer Rule 15c3-3 and was required to maintain a balance of $51,469,710 in this account. The Company had segregated cash in a demand account with a value of $54,567,036 as of December 31, 2018. On January 2, 2019, the Company made a cash withdrawal of $294,000 from this account for a total remaining cash balance of $54,273,037.

As of January 2, 2019, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB") and was required to maintain a balance in this account of $12,532,065. The Company had segregated cash in a demand account with a value of $13,903,779 as of December 31, 2018. On January 2, 2019, the Company made a cash withdrawal of $382,000 from this account for a total remaining cash balance of $13,521,779.

19.   **Contingencies and Settlements**

FINRA 2016 and 2017 Cycle Examinations
The Company was issued a disposition letter for the 2016 routine examination in April 2017. The disposition letter for the 2017 routine examination was issued in January 2018.

The disposition letter for the 2016 routine examination referred exceptions in the following areas to Enforcement for its review and disposition: Reserve Formula Computations, Books and Records, Operations, Net Capital, Governance and Controls over Data Quality, Vendor Management, Margin/Portfolio Margin, Market Access Controls, Possession or Control Requirements and Supervision.

The disposition letter for the 2017 routine examination referred exceptions in the following areas to Enforcement for its review and disposition: Registration Categories, Supervision, Capital Compliance, Limitation on Withdrawal of Equity Capital, Possession or Control, Books and Records, Business Continuity Plans, Records to be Made by or Preserved by Certain Exchange Members, Brokers and Dealers, Customer Account Statements, Periodic Security Counts, Verifications and Comparisons, Portfolio Margin, and Standards of Commercial Honor and Principles of Trade.

The Company's response to the examination report contested those exceptions where the Company believed that it operated in accordance with the applicable rules. The response otherwise listed corrective actions or action plans that the Company undertook in order to address the noted exceptions.

The Company has received additional information requests from Enforcement relating to these matters, and responded as requested. The Company has not received any communication from Enforcement relating to the final disposition of these matters. The Company does not believe at this time that a penalty is currently estimable with respect to the matters referred to Enforcement.

FINRA 2018 Cycle Examination
The Company was issued an examination report for the 2018 routine examination on February 4, 2019. The Company is currently preparing its response to the examination report, which is due on March 6, 2019. FINRA will provide the Company a disposition letter for this examination generally within 60 days after their receipt of the response.

FINRA 2018 Digital Asset Examination

FINRA initiated an examination of the Company's Digital Asset activities in September 2018. This examination is ongoing and the Company is currently responding to FINRA requests.

Other Inquiries

The Company received various routine inquiries from FINRA's Market Regulation department throughout 2018. The inquiries include requests for transactional information, including, but not limited to, blotters and identification of customers. The Company has not received any notice from FINRA regarding disposition of these matters.

20.   Employee Benefit Plans

The Company has a defined contribution 401(k) plan for employees whereby contributions are determined at the discretion of the Board of Directors of ETCGG. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors.

The Company made no 401(k) contributions to the employee plans in 2018.

21.   Pledged Assets

At December 31, 2018, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Sources of collateral		
Securities received in securities borrowed vs. cash transactions	$	85,446,189
Total	$	85,446,189
Uses of collateral		
Securities lent in securities loaned vs. cash transactions	$	67,167,664
Total	$	67,167,664

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of financial condition for these arrangements.

22.   Subsequent Events

The Company evaluates subsequent events through the date on which the financial statement was issued. There have been no material subsequent events that occurred during this period that would require adjustment to this Statement of financial condition.

On February 8, 2019, Coinbase, Inc. notified the Company of its intention to terminate the service bureau and collaboration agreement effective March 15, 2019.

On February 15, 2019, the Company was approved by the Options Clearing Corporation to become an options clearance member.

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